Inrob Tech Ltd.
1515 Tropicana Ave, Suite 140
Las Vegas NV 89119

October 18, 2007

VIA ELECTRONIC SUBMISSION
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Registration Statement on F orm SB-2 (the “Company”)
Initially Filed May 7, 2005
File No. 333-142659

Ladies and Gentlemen:

The Company hereby respectfully requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal by the Company of its Registrant's Registration Statement on Form SB-2 filed initially with the Commission on may 7, 2007 (File No. 333-142659) (the "Registration Statement"). No securities were offered or sold pursuant to the Registration Statement.

The Company requests this withdrawal because it has elected not to pursue the registration of the securities included therein at this time. Please apply the Company’s filing fee to its account with the Commission.

Thank you for your assistance in this matter.

Inrob Tech Ltd.

By:	/s/ Ben-Tsur Joseph
Ben-Tsur Joseph
President